November 10, 2015
AerCap Holdings N.V.
Form 20-F Filed March 30, 2015
Form 6-K Filed August 18, 2015
File No. 1-33159

Dear Mr. O’Brien:
Reference is made to the comment letter (the “Comment Letter”) dated November 6, 2015 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Form 20-F for the fiscal year ended December 31, 2014, filed by AerCap Holdings N.V. (the “Company”) with the Commission via EDGAR on March 30, 2015 and the Form 6-K for the fiscal quarter ended June 30, 2015, filed by the Company with the Commission via EDGAR on August 18, 2015.
In order to consider and fully respond to the comments raised by the Staff in the Comment Letter, the Company believes that it will require additional time beyond the ten business days referred to therein.  Accordingly, the Company respectfully requests an extension of the time to respond to the Comment Letter until December 8, 2015.
We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to contact me with any further comments or questions.

Sincerely,

/s/ Craig F. Arcella
Craig F. Arcella

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Office of Manufacturing and Construction
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0001
VIA EDGAR
Copy to:
Mr. Keith Helming
Chief Financial Officer
AerCap Holdings N.V.
Stationsplein 965
1117 CE Schiphol Airport
The Netherlands

VIA E-MAIL

2